[redacted]

12013669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

Amended

SEC FILE NUMBER
~~8-801-41928~~ 8-36916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Vaughan, III — 201-444-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albanese, Michael F.
(Name – *if individual, state last, first, middle name*)

18 Lisa Court	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James D. Vaughan, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Company Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EILEEN M. VAUGHAN
Notary Public, State of New Jersey
My Commission Expires
January 02, 2017

James Vaughan
Signature

CEO
Title

Eileen M. Vaughan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Report of independent registered public accountant on internal Control required by SEC rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

To the Board of Directors of Vaughan & Co. Securities, Inc.
68 Passaic Street
Ridgewood, NJ 07450

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Vaughan & Co. Securities, Inc. the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Vaughan & Co. Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vaughan & Co. Securities, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. I compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. There were two payments made to SIPC that were included in the calculation. There were no material differences to report.

2. I compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total Revenue reported on the Focus reports, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2011, noting no material differences.

3. There were no adjustments reported in Form SIPC-7.

4. I proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers. Payments to SIPC were traced to the general ledger and the copies of the cleared checks were also included in the work papers.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael F. Albanese, CPA
Parsippany, NJ 07054

March 12, 2012

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

DECEMBER 31, 2011 AND 2010

VAUGHAN & COMPANY ECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 011 AND 2010

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To The Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey 07450

I have audited the accompanying statements of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2011 and 2010, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael F. Albanese, CPA
Parsippany, NJ 07054

February 27, 2012 - Updated March 12, 2012

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

ASSETS

		2011		2010
CURRENT ASSETS				
Cash	$	116,848	$	141,168
Commissions receivable		161,261		129,868
Prepaid rent		1,000		1,000
Prepaid taxes		4,249		4,249
TOTAL CURRENT ASSETS		283,358		276,285
TOTAL ASSETS	$	283,358	$	276,285

LIABILITIES AND STOCKHOLDERS' EQUITY

		2011		2010
CURRENT LIABILITIES				
Accounts payable	$	61,024	$	71,949
Accrued expenses		19,819		20,223
Payroll taxes payable		8,038		35,553
401(k) payable		21,724		21,943
TOTAL CURRENT LIABILITIES		110,605		149,668
STOCKHOLDERS' EQUITY		172,753		126,617
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	283,358	$	276,285

The accompanying notes are an integral part of the financial statements

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Years Ended December 31, 2011 and 2010

	2011	2010
INCOME		
Commission and other income, net of clearance and execution charges	$ 1,523,510	$ 1,244,356
Interest income	12,495	26,132
TOTAL INCOME	1,536,005	1,270,488
EXPENSES		
Salaries and deferred compensation	984,119	752,448
Travel and selling	182,379	218,823
Commissions	30,211	28,386
Payroll taxes and benefits	111,723	66,558
Securities fees	11,090	11,268
Rent and occupancy	60,000	64,000
Professional fees	23,496	41,082
Office and miscellaneous	68,403	46,290
Auto lease expense	14,915	17,654
TOTAL EXPENSES	1,486,336	1,246,509
INC ME (LOSS) BEFORE TAXES	49,669	23,979
INCOME TAXES	3,533	2,104
NET INCOME (LOSS)	46,136	21,875
RETAINED EARNINGS - beginning	96,617	74,742
RETAINED EARNINGS - ending	$ 142,753	$ 96,617

The accompanying notes are an integral part f the financial statements

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2011 and 2010

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at anuary 1, 2010	$ 300	$ 29,700	$ 74,742	$ 104,742
Net income (loss)	-	-	21,875	21,875
Dividends distributed	-	-	-	-
Balance at December 31, 2010	$ 300	$ 29,700	$ 96,617	$ 126,617
Net income (loss)	-	-	46,136	46,136
Dividends distributed	-	-	-	-
Balance at December 31, 2011	$ 300	$ 29,700	$ 142,753	$ 172,753

The accompanying notes are an integral part of the financial statements

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011 and 2010

		2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	46,136	$	21,875
Change in:				
Commissions receivable		(31,393)		(80,547)
Accounts payable		(10,925)		8,482
Other current liabilities		(28,138)		41,801
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(24,320)		(8,389)
NET INCREASE (DECREASE) IN CASH		(24,320)		(8,389)
CASH - beginning		141,168		149,557
CASH - ending	$	116,848	$	41,168
SUPPLEMENTAL DISCLOSURES:				
Cash paid for:				
Income Tax	$	3,533	$	2,104

he accompanying notes are an integral part of the financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

Cash

The Company maintains accounts with various brokerage companies executing various security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commission's receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

Reclassification

Certain reclassifications may have been made to the prior year's financial statements in order to conform to classifications used for the current year.

2. PENSION PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2011 and 2010 was $7,170 and $1,550 respectively.

3. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., and Lois M. Vaughan, Esq. are controlled under common ownership. The services performed for their clients and the revenues received are interrelated. Employees of related companies perform many duties, including bookkeeping, accounting, legal and other administrative functions. The Company pays management and other fees to related companies for these expenses.

3. RELATED PARTY TRANSACTIONS

The Company rents office space from Lois Vaughan, spouse of the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2011 and 2010 were $60,000 and $64,000, respectively. Various other general building and office expenses are shared with the related companies. The allocation of these expenses is based on a written agreement. Additionally, Lois Vaughan provided legal services and received incentive manager compensation of $24,000 in 2010. Related party transactions are summarized as follows:

	2011	2010
Expenses		
Rent	60,000	64,000
	$ 60,000	$ 64,000

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $167,504 which was $162,504 in excess of its required net capital of $5,000. The Company's net capital ratio was .398 to 1.

In March, 2006 the company changed its clearing broker from Banc of America, LLC to Neuberger Berman, LLC. At December 31, 2007, the Company was in compliance with the net capital requirement of $100,000. On January 31, 2007 the company changed its clearing broker from Neuberger Berman, LLC to Pershing LLC.

5. INCOME TAXES

The provision for income taxes consists of:	2011	2010
Total Provision (Only state of New Jersey)	$ 3,533	$ 2,104

6. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commission's receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2011 and 2010 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

8. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2011	2010
Common stock		
Class A, voting, $3 par value — 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, $3 par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	142,753	96,617
Total Stockholders' Equity	$172,753	$126,617

9. SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 27, 2012, the date the financial statements were available to be issued. There were no reportable subsequent events through the date this report is filed.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Com utation of Net Capital under Rule 15c3 1 of the Securities and Exchange Commission

December 31, 2011 and 2010

	2011	2010
Total stock olders' equity	$ 172,753	$ 126,617
Less ineligible assets:		
Prepaid Rent	1,000	1,000
Prepaid Taxes	4,249	4,249
Total	5,249	5,249
Net Capital	$ 167,504	$ 121,368

Th accompanying notes are an integral part of the financial statements

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2011 and 2010

	2011	2010
Net capital per unaudited report	$ 168,924	$ 126,490
Assets included in unaudited report	1,420	5,122
Liabilities not included in unaudited report	-	-
Net capital per computation of net capital	$ 167,504	$ 121,368

The accompanying notes are an integral part of the financial statements

To the Stockholders of:

Vaughan & Company Securities, Inc.
Ridgewood, New Jersey 07450

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 27, 2012 – Updated March 12, 2012

In planning and performing my audit of the financial statements and supplemental schedules of Vaughan & Company Securities, Inc. (the Company) for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

To the Stockholders of:

Vaughan & Company Securities, Inc.
Ridgewood, New Jersey 07450

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (Cont'd)

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives. However, such study, evaluation and examination have resulted in the following comments and recommendations.

1) Fees charged from or to related entities are made pursuant to a specified formula in a written agreement. Occupancy costs of the entities sharing your office facilities are specified in written agreements between the property owner and the entity.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Michael F. Albanese, CPA
Parsippany, NJ 07054

February 27, 2012 – Updated March 12, 2012